Exhibit 99.1

Edward Smolyansky and Ludmila Smolyansky File Definitive Consent Statement to Replace Entire Board of Lifeway Foods (NASDAQ: LWAY)

CHICAGO, July 2, 2025 /PRNewswire/ — Edward and Ludmila Smolyansky, long-term shareholders of Lifeway Foods, Inc. (NASDAQ: LWAY) who together exercise voting control with respect to approximately 23.2% of the outstanding shares of Lifeway Foods, today announced the filing of a definitive consent statement with the U.S. Securities and Exchange Commission (SEC). The filing initiates a process to remove Lifeway’s current board of directors and elect a new slate of nominees who will be focused on restoring accountability, transparency and long-term shareholder value.

Mr. Smolyansky and Mrs. Smolyansky are seeking shareholder approval on four proposals: to repeal any bylaw amendments adopted after March 24, 2023; to remove all current directors, including CEO and Chair Julie Smolyansky; to elect a new board of seven highly qualified nominees who collectively have deep experience in governance, finance, operations, and consumer products; and to amend Lifeway’s by-laws to prohibit it from employing or engaging any immediate family member of its President or Chief Executive Officer. The Board Removal and Director Election Proposals are conditioned on one another to ensure continued board leadership during the transition.

“It is apparent to us that the current board has no intent to engage with us. We believe this consent solicitation is the most direct and effective way to return Lifeway to the people who actually own it,” said Edward Smolyansky. “The company’s circumstances demand bold, unprecedented action. We must end entrenched, self-serving control and bring in leadership that will act in the best interests of all shareholders.”

“We believe that the board has repeatedly disregarded shareholder feedback, failed to articulate a credible strategy, and chosen to reward failure. It’s clear to us that this board cannot be trusted to lead Lifeway forward,” said Edward Smolyansky.

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Important Information and Where to Find It

This communication is not a request for a proxy to vote on, or shareholder consent with respect to, any matter. Any written solicitation of a proxy or shareholder consent by Mr. Smolyansky or Mrs. Smolyansky will be made through a definitive proxy statement or definitive consent statement, including the definitive consent statement filed by them with the SEC on July 2, 2025 (the “Consent Statement”), which will be delivered or given to requisite shareholders. Lifeway shareholders are urged to read the Consent Statement, including any amendments or supplements thereto, and any other soliciting materials, when they become available because they will contain important information. Shareholders may obtain, free of charge, copies of the Consent Statement, and other relevant documents, at www.sec.gov.

Participants in the Solicitation

Mr. Smolyansky and Mrs. Smolyansky filed the Consent Statement with the SEC on July 2, 2025, which relates to, among other matters, their intent to seek shareholder consents to remove Lifeway’s current board of directors and elect each of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each, a “Nominee”) as directors of Lifeway. In addition, Mr. Smolyansky filed a preliminary proxy statement with the SEC on April 16, 2025, relating to his intent to nominate each Nominee for election as directors of Lifeway at its 2025 annual meeting of shareholders. Each Nominee may be deemed to have an interest in any solicitation of written consents or proxies by Mr. Smolyansky and Mrs. Smolyansky, as applicable.

The participants (the “Participants”) in any solicitation of shareholder consents or proxies by Mr. Smolyansky or Mrs. Smolyansky may be deemed to be Mr. Smolyansky, Mrs. Smolyansky and each of the other Nominees. Lifeway shareholders can obtain information regarding the Participants and their direct and indirect interests, by security holdings or otherwise, in Appendix B to the Consent Statement, which information is incorporated herein by reference.